May 15, 2009

Mr. John A. Spitz

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Dear Mr. Spitz:

I am writing in response to your comment letter (file number 000-13396) dated May 12, 2009. The purpose of this correspondence is to request an additional 10 business days to complete our response for the reasons described in the following paragraph.

In order to prepare a thorough response to your comment letter, we expect a significant amount of consultation with our independent auditors at Crowe Horwath, as well as our valuation experts at Sterne Agee. Both of these third parties have expressed the willingness to assist us in any capacity needed, and we want to provide them with ample opportunity to review the letter and to gather the information we request. If this extension is granted, our response is expected to be completed no later than Tuesday, June 9, 2009.

Please contact me if you have any questions concerning this request.

Sincerely,

/s/ Charles R. Guarino
Charles R. Guarino, CPA
Treasurer and Principal Financial Officer
CNB Financial Corporation